                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006
                                 --------------

                        Commission File Number: 000-51242
                                   ----------

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                   3/F M8 West, No. 1 Jiu Xian Qiao East Road
         Chao Yang District, Beijing 100016, People's Republic of China
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X            Form 40-F
                       -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                            No   X
                   -----                        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                     82-  N/A
                                         -----

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page


Techfaith announces annual general meeting result                            3
Signature                                                                    4

                TECHFAITH ANNOUNCES ANNUAL GENERAL MEETING RESULT


BEIJING, CHINA, SEPTEMBER 22, 2006 - China Techfaith Wireless Communication Technology Limited (Nasdaq: CNTF) today announced that it has received the required shareholder approval for the company's stock repurchase program at the company's annual general meeting of shareholders held on September 15, 2006. The company's Board of Directors previously authorized the repurchase of up to $40 million of its outstanding ADS from time to time on the open market over the next 6 months, depending on market conditions, ADS price and other factors and subject to the requirements of applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934.

As of June 30, 2006, TechFaith had approximately 43 million ADS outstanding on a fully diluted basis. Each ADS represents 15 ordinary shares.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             CHINA TECHFAITH WIRELESS
                             COMMUNICATION TECHNOLOGY LIMITED


                             By:   /s/ Defu Dong
                                 -------------------
                                 Name:  Defu Dong
                                 Title: Chairman and Chief Executive Officer

Date:  September 22, 2006
                                       4